Trading Symbol TSX-VE: GGC

Genco Reports 4,153,000 Equivalent Silver Ounce Reserve and 51,108,000 Equivalent Silver Ounce Resource at La Guitarra

October 27, 2006 - Genco Resources Ltd. (TSX Venture Exchange: GGC) is pleased to announce the results of an audit of mineral reserves and resources at its La Guitarra Mine.  Reserves and resources are reported in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects as of July 31, 2006 and were audited by Glenn Clark and Associates.  The following table summarizes the results.

La Guitarra July 2006 Reserves
Location	Proven			Probable
La Guitarra Mine	Tonnes	Ag g/t	Au g/t	Tonnes	Ag g/t	Au g/t
NW Area	3,600	384	3.25	3,500	109	3.12
Central Area	2,500	413	3.04	1,700	128	2.76
SE Area	17,500	542	7.90	40,400	523	4.34
SE Area HW	1,600	1,170	3.20	29,000	494	1.14
Subtotal Underground	25,200	547	6.46	74,600	483	3.00
Creston Open Cut	74,400	113	2.20
Total La Guitarra Mine	99,600	223	3.28	74,600	483	3.00
Nazareno	–	–	–	61,900	667	0.62
Grand Total	99,600	223	3.28	136,500	567	1.92
Total Proven and Probable Reserves: 236,100 tonnes grading 442 g Ag/t and 2.49 g Au/t

The following table summarizes contained silver, gold and equivalent silver ounces.

Contained Ounces
Class of Reserve	Silver	Gold	eAg ounces
Proven	714,000	11,000	1,264,000
Probable	2,489,000	8,000	2,889,000
Total	3,203,000	19,000	4,153,000

The following table summarizes the project resources.  Resources are in addition to the above reserves.

Temascaltepec District July 2006 Resource Base
Class	tonnes	Ag g/t	Au g/t	Silver ounces	Gold ounces	eAg ounces
Inferred	3,000,000	450	1.6	43,403,000	154,000	51,103,000

Cut-off grades for the underground resources and reserves were based on a silver equivalent (eAg) of 320 grams per tonne (g/t) using $5.50/ounce silver (Ag) and gold (Au) at $500/ounce.  Reserves and resources were calculated using information obtained from channel sampling and diamond drilling.  For the Creston Open Cut, where ore will be mined from surface, no cut-off was applied and all channel sampling was included.  Contained ounces were calculated using a 50:1 silver to gold ratio to reflect current prices and to avoid distortions.  Forecast total cash operating cost for calendar 2006 is $54.61 per tonne. Metal recoveries at La Guitarra’s mill during the first six months of 2006 were 90.4% of contained silver and 89.2% of contained gold.

To Genco’s knowledge, the resources and reserves are not materially affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing, or other known issues.

The Clark Report states:

“The Resources and Reserves estimates truly reflect the mineralization that is currently known. The estimates conform to the requirements of National Instrument 43-101.

“At the current rate of production of approximately 50,000 tonnes per year, the Proven and Probable Reserves are sufficient for approximately 4½ years. Increased production from the La Guitarra Mine is planned and with a 50% production increase the Proven and Probable Reserves are sufficient for more than 3 years.”

No significant new capital investment will be required to facilitate a 50% production increase at La Guitarra.

Genco’s President Gregory K. Liller states “I am pleased to have this report in hand.  It will serve as a benchmark to measure the success of our 50,000 metre Phase I drilling program.

The inclusion of the Creston Open Cut reserves marks a milestone in Genco’s development.  The mining of surface ores will contribute to Genco’s near term objective of increasing production and utilizing the full capacity of the existing milling and processing facilities.  The cost of mining surface ore is considerably less than mining underground thereby offsetting the more moderate grades and insuring profitability.

Three additional areas; Los Angeles, La Cruz, and San Francisco, have been identified which may be suitable for surface mining.  Sampling results on these targets are pending.”

The location of the reserves and the three new surface targets are shown on the following long section of the Guitarra mine.

The qualified person responsible for all technical data reported in this news release is Glenn R. Clark, P.Eng of Glenn Clark and Associates.  He is independent from Genco in accordance with NI 43-101 and has verified the data disclosed.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, and other related matters. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The exploration program is at an early stage and all estimates and projections are based on limited, and possibly incomplete, data. More work is required before the mineralization and the economic aspects can be confidently modelled. Actual results may differ materially from those currently anticipated in this presentation. No representation or prediction is intended as to the results of future work, nor can there be any promise that the estimates and projections herein will be sustained in future work or that the Project will otherwise prove to be economic. Genco does not undertake to update any forward-looking statement to conform the statements to actual results or changes in our expectations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)